

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2022

Claudio Ferri
Co-Chief Executive Officer
Kisses From Italy Inc.
80 SW 8th ST. Suite 2000
Miami, Florida 33130

      Re: Kisses From Italy Inc.
         Registration Statement on Form S-1
         Filed on January 21, 2022
         File No. 333-262277

Dear Mr. Ferri :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services

cc: Liang Shih